================================================================================

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            -----------------------

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                              CHEVRON CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                                $0.75 PAR VALUE
                         (Title of Class of Securities)

                            -----------------------

                                    1667511
                                 (Cusip Number)

                            -----------------------

                                Deval L. Patrick
                       Vice President and General Counsel
                                  Texaco Inc.
                            2000 Westchester Avenue
                             White Plains, NY 10650
                                 (914) 253-4061
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                              and Communications)

                                With a copy to:
                                Dennis S. Hersch
                             Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                           Telephone: (212) 450-4000

                                October 15, 2000
            (Date of Event which Requires Filing of this Statement)

                            -----------------------

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                              (Page 1 of 10 Pages)

                            Exhibit Index on Page 10

================================================================================

                                  SCHEDULE 13D
-------------------------                                     ------------------

CUSIP No. 1667511                                             Page 2 of 10 Pages

-------------------------                                     ------------------

  1       NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Texaco Inc.
          I.R.S. Employer Identification No. 74-1383447
--------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3       SEC USE ONLY

--------------------------------------------------------------------------------
  4       SOURCE OF FUNDS*


          WC
--------------------------------------------------------------------------------
  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                                               [ ]

--------------------------------------------------------------------------------


  6       CITIZENSHIP OR PLACE OF ORGANIZATION


          Delaware
--------------------------------------------------------------------------------
       NUMBER OF SHARES            7        SOLE VOTING POWER
  BENEFICIALLY OWNED BY EACH
    REPORTING PERSON WITH                   127,000,000 Shares
                                  ----------------------------------------------
                                   8        SHARED VOTING POWER

                                            -0-
                                  ----------------------------------------------
                                    9       SOLE DISPOSITIVE POWER


                                            127,000,000 Shares
                                  ----------------------------------------------
                                  10        SHARED DISPOSITIVE POWER


                                               -0-
--------------------------------------------------------------------------------
 11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


          127,000,000 Shares
--------------------------------------------------------------------------------
 12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                            [ ]

--------------------------------------------------------------------------------
 13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          16.5%
--------------------------------------------------------------------------------
 14       TYPE OF REPORTING PERSON*

          CO
--------------------------------------------------------------------------------
SEC 1746 (9-88) 2 of 10

   Item 1.  Security and Issuer.

      The class of equity securities to which this statement relates is the common stock, $0.75 par value per share (the "Shares"), of Chevron Corporation, a Delaware corporation ("Chevron"). The principal executive offices of Chevron are located at 575 Market Street, San Francisco, California, 94105.

   Item 2.  Identity and Background.

      This statement is being filed by Texaco Inc. ("Texaco"), a Delaware corporation. The principal executive offices of Texaco are located at 2000 Westchester Avenue, White Plains, New York 10650. Texaco and its subsidiary companies, together with affiliates owned 50% or less, represent a vertically integrated enterprise principally engaged in the worldwide exploration for and production, transportation, refining and marketing of crude oil, natural gas liquids, natural gas and petroleum products, power generation and gasification.

      The name, title, present principal occupation or employment, and business address of each director and executive officer of Texaco is set forth in Appendix A attached hereto. All of such persons are citizens of the United States, except as otherwise indicated in Appendix A.

      During the last five years, neither Texaco, nor to the best of its knowledge, any of the persons listed on Appendix A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

   Item 3.  Source and Amount of Funds or Other Consideration.

      As more fully described in Item 4 hereof, Texaco has entered into a Stock Option Agreement with Chevron (the "Chevron Option Agreement"). Pursuant to the Chevron Option Agreement, Chevron has, among other things, granted Texaco an option to acquire the Shares as described below. If the conditions precedent were satisfied to permit Texaco to exercise its option to purchase the Shares pursuant to the Chevron Option Agreement and Texaco so exercised that option, Texaco currently anticipates that funds for such exercise would be generated by available working capital.

      No monetary consideration was paid by Texaco to Chevron in connection with entering into the Merger Agreement (as defined in Item 4 below) or the Chevron Option Agreement.

   Item 4.  Purpose of Transaction.

      On October 15, 2000, Texaco and Chevron entered into the Chevron Option Agreement pursuant to which Chevron granted Texaco an option (the "Option") to purchase up to 127,000,000 Shares (the "Option Shares") at a price of $85.96 per Option Share (the "Purchase Price"). The number of Option Shares is subject to adjustment in certain circumstances, provided that the aggregate number of Shares purchasable by Texaco upon the exercise of the Option may not exceed 19.9% of the total outstanding Shares immediately prior to the time of such exercise. The Option will, subject to certain limitations, become exercisable upon the occurrence of a "Parent Trigger Event" (as defined in Section 3(a) of the Chevron Option Agreement), the result of which is that Chevron has become obligated to pay a fee to Texaco pursuant to Section 10.6 of the Agreement and Plan of Merger (the "Merger Agreement"), dated as of October 15, 2000, among Texaco, Chevron and Keepep Inc. (the "Merger Sub"). The Chevron Option Agreement further provides that Chevron may, at any time following the exercise by Texaco of the Option, repurchase for cash all of the Option Shares received by Texaco pursuant to the Chevron Option Agreement. In no event may the "Total Profit" (as defined in Section 11(c) of the Chevron Option Agreement) of Texaco under the Chevron Option Agreement or Merger Agreement exceed $1.1 billion. No Parent Trigger Event has occurred as of the time of this filing.

       Texaco has granted to Chevron a substantially similar option to purchase up to 107,000,000 shares of Texaco's common stock, par value $3.125 per share, at an exercise price of $53.71 per share pursuant to a Stock Option

Agreement (the "Texaco Option Agreement"), the provisions of which substantially correspond to the related provisions of the Chevron Option Agreement. Reference is hereby made to the Texaco Option Agreement and the Chevron Option Agreement (together, the "Option Agreements"), which are included as Exhibits 2.2 and 2.3 respectively to the Current Report on Form 8-K filed by Texaco on October 16, 2000, for the full text of their terms, including the conditions upon which they may be exercised. The Option Agreements are incorporated herein by reference in their entirety.

      The Option was granted by Chevron as an inducement to Texaco to enter into the Merger Agreement. Pursuant to the Merger Agreement and subject to the terms and conditions set forth therein (including approval by the stockholders of Texaco and certain regulatory agencies), Merger Sub will merge with and into Texaco (the "Merger") with Texaco continuing as the surviving corporation and becoming a wholly-owned subsidiary of Chevron. Each issued and outstanding share of Texaco's common stock (other than those shares owned by Texaco or Chevron) will be converted into the right to receive 0.77 Shares. If the Merger is consummated, the Option cannot be exercised.

      At the effective time of the Merger, Chevron will amend its Restated Certificate of Incorporation to change its name to ChevronTexaco Corporation ("ChevronTexaco"). If the Merger is consummated, the Board of Directors of ChevronTexaco will consist of 15 members, of whom six directors shall be persons who are designees of Texaco. At the effective time of the Merger, each committee of the ChevronTexaco Board of Directors will be comprised of at least one person who is a designee of Texaco.

   Item 5.  Interest in Securities of the Issuer.

      Neither Texaco nor, to the best of its knowledge, any of the persons listed on Appendix A hereto beneficially owns any Shares other than as set forth herein or as listed on Appendix B hereto. Prior to the Option becoming exercisable and being exercised, Texaco expressly disclaims beneficial ownership of the Shares which are purchasable by Texaco upon the Option becoming exercisable and being exercised. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Texaco is the beneficial owner of the Shares subject to the Option for purposes of Section 13(d) or 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose and such beneficial ownership is expressly disclaimed.

           (a) Pursuant to the Chevron Option Agreement, Texaco has an option to purchase up to 127,000,000 Shares (subject to adjustment in certain circumstances) at the Purchase Price; provided that in no event will the number of shares for which the Option is exercisable exceed 19.9% of the Shares issued and outstanding at the time of exercise (without giving effect to the Shares issued or issuable under the Option). The Option becomes exercisable under certain conditions described in this Schedule 13D. Based on the number of outstanding Shares as of September 30, 2000, as represented by Chevron in the Merger Agreement, Texaco would beneficially own up to 16.5% of the Shares following full exercise of the Option.

           (b) Texaco would have sole voting and dispositive power with respect to any Shares acquired upon exercise of the Option.

           (c) Except as described in Item 4 hereof or as listed on Appendix B hereto, no transactions in the Shares were effected by Texaco, or, to the best of its knowledge, any of the persons listed on Appendix A hereto, during the preceding 60 days.

           (d) Until the Option is exercised (if at all), Texaco has no right to receive dividends from, or the proceeds from the sale of, the Shares subject to the Option. If Texaco exercises the Option, Texaco or its designee, if any, would have the sole right to receive dividends on the Shares acquired pursuant thereto.

           (e)  Not applicable.

   Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

       Except for the Merger Agreement and the Option Agreements, to the best knowledge of Texaco, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2, and any other person, with respect to any securities of Chevron, including, but not limited to, transfer or voting of any of Chevron's securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

      Item 7.  Material to be Filed as Exhibits.

      Exhibit 1: Agreement and Plan of Merger, dated as of October 15, 2000 among Texaco, Chevron and Merger Sub (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of Texaco dated October 16, 2000).

      Exhibit 2: Stock Option Agreement, dated as of October 15, 2000, between
                 Texaco, as issuer, and Chevron, as grantee (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K of Texaco dated October 16, 2000).

      Exhibit 3: Stock Option Agreement, dated as of October 15, 2000, between
                 Chevron, as issuer, and Texaco, as grantee (incorporated by reference to Exhibit 2.3 to the Current Report on Form 8-K of Texaco dated October 16, 2000).

                                   SIGNATURES

      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 25, 2000


                                            TEXACO INC.

                                            By: /s/   Michael H. Rudy
                                               ---------------------------------
                                               Name:  Michael H. Rudy
                                               Title: Secretary

                                                                      Appendix A


                DIRECTORS AND EXECUTIVE OFFICERS OF TEXACO INC.

     The name, title, present principal occupation or employment, and business address of each of the directors and executive officers of Texaco Inc. ("Texaco") are set forth below. Unless otherwise indicated, the business address for each person is c/o Texaco Inc., 2000 Westchester Avenue, White Plains, New York, 10650.


                                                 Title, Present Principal Occupation
                    Name                            or Employment and Citizenship
----------------------------------- -------------------------------------------------------------------
A. Charles Baillie................. Director. Chairman & Chief Executive Officer of Toronto-Dominion
                                    Bank. Toronto-Dominion Bank, 55 King Street West, 11th Floor,
                                    Toronto Dominion Bank Tower, Toronto, Ontario M5K 1A2, Canada. Mr.
                                    Baillie is a citizen of Canada.

Peter I. Bijur..................... Director. Chairman & Chief Executive Officer of Texaco Inc.

Mary K. Bush....................... Director. President of Bush & Company. Bush & Company, 4201
                                    Cathedral Avenue, N.W., Suite 1016E, Washington, D.C. 20016.

Edmund M. Carpenter................ Director. President & Chief Executive Officer of Barnes Group, Inc.
                                    Barnes Group, Inc., 123 Main Street, P.O. Box 489, Bristol, CT
                                    06011-0489.

Michael C. Hawley.................. Director.  Former Chairman & Chief Executive Officer of The
                                    Gillette Company.  The Gillette Company, Prudential Tower
                                    Building, 800 Boylston Street, Boston, MA 02119-8004.

Franklyn G. Jenifer................ Director. President of the University of Texas at Dallas.University
                                    of Texas at Dallas, 2601 North Floyd Road, Room AD2.418,
                                    Richardson, TX 75080.

Sam Nunn........................... Director. Senior Partner of King & Spalding. King & Spalding, 191
                                    Peachtree Street, Atlanta, GA 30303-1763.

Charles H. Price, II............... Director. Former Chairman of Mercantile Bank of Kansas City.
                                    Mercantile Bank of Kansas City, One West Armour Blvd., Suite 300,
                                    Kansas City, MO 64111.

Charles R. Shoemate................ Director. Advisory Director of Unilever PLC. Unilever PLC, P.O.
                                    Box 68, Unilever House, Blackfriars, London EC4P 4BQ, United
                                    Kingdom.

Robin B. Smith..................... Director. Chairman & Chief Executive Officer of Publishers Clearing
                                    House. Publishers Clearing House, 382 Channel Drive, Port
                                    Washington, NY 11050.

William C. Steere, Jr.............. Director. Chairman & Chief Executive Officer of Pfizer Inc. Pfizer
                                    Inc., 235 East 42nd Street, New York, NY 10017-5755.


Thomas A. Vanderslice.............. Director. President of TAV Associates. TAV Associates, Le Rivage,
                                    Unit 10-N, 4351 Gulf Shore Blvd. North, Naples, FL 34103.

Patrick J. Lynch................... Senior Vice President & Chief Financial Officer.

John J. O'Connor................... Senior Vice President.

William M. Wicker.................. Senior Vice President.


                                           Page 7 of 10


Bruce S. Appelbaum................. Vice President.  4800 Fournace Place, Bellaire, TX 77401-2324

John Bethancourt................... Vice President.

Eugene Celentano................... Vice President.

James F. Link...................... Vice President.

James R. Metzger................... Vice President.

Rosemary Moore..................... Vice.President
 .

Robert C. Oelkers.................. Vice President.

Deval L. Patrick................... Vice President & General Counsel.

Elizabeth P. Smith................. Vice President.

Robert A. Solberg.................. Vice President.  1111 Bagby Street, Houston, TX 77002-2543

Janet L. Stoner.................... Vice President.

Michael N. Ambler.................. General Tax Counsel.

George J. Batavick................. Comptroller.

Ira D. Hall........................ Treasurer.

Michael H. Rudy.................... Secretary.


                                           Page 8 of 10

                                                                      APPENDIX B

                   BENEFICIAL OWNERSHIP OF SHARES OF CHEVRON

     Robert A. Solberg, a Vice President of Texaco, may be deemed to be the beneficial owner of 22 shares of Chevron common stock that are beneficially owned in the name of his spouse and daughter. These shares were purchased more than 60 days prior to October 25, 2000, the date of filing of the Schedule 13D to which this Appendix B is attached. Mr. Solberg disclaims beneficial ownership of such Shares.

                               INDEX OF EXHIBITS

1. Agreement and Plan of Merger, dated as of October 15, 2000, by and among Texaco, Chevron and Merger Sub (incorporated by reference to exhibit 2.1 to the Current Report on Form 8-K of Texaco dated October 16, 2000).

2. Stock Option Agreement, dated as of October 15, 2000, between Texaco, as issuer, and Chevron, as grantee (incorporated by reference to exhibit 2.2 to the Current Report on Form 8-K of Texaco dated October 16, 2000).

3. Stock Option Agreement, dated as of October 15, 2000, between Chevron, as issuer, and Texaco, as grantee (incorporated by reference to exhibit 2.3 to the Current Report on Form 8-K of Texaco dated October 16, 2000).


                                 Page 10 of 10